04045512

02-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

October 5, 2004

PRESS RELEASE

Doyle Sill and Seahorse kimberlite results show promise, as exploration team continues to prioritize drill targets

VANCOUVER, British Columbia – Raymond A. Hrkac, President & CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on exploration activities and results.

Kimberlites 100%-owned by GGL Diamond Corp.

Doyle Sill: Two drill core samples obtained from the Doyle Sill were submitted to the DeBeers Geoscience Centre for HMA (heavy mineral analysis) and microprobe analysis late last year. The report, received recently by GGL, stated that the indicator mineral chemistry of spinels and garnets indicates "significant sampling of a depleted mantle that is potentially diamond bearing." Further, the report states that "based on indicator major element chemistry, the kimberlite shows high diamond-bearing potential and favourable redox conditions for diamond preservation."

These results support GGL's decision to continue exploration and sampling of the Doyle Sill.

Seahorse Kimberlites: In 2002, the Company drilled three kimberlite pipes subsequently named Rainier, Shasta, and Adams, on the wholly-owned Seahorse group of claims, 40 kilometres southwest of the Ekati Diamond Mine. In 2004, two core samples from each of the Rainier and Shasta kimberlites were submitted to the De Beers Geoscience Centre for HMA analysis.

The report for the Rainier kimberlite concludes that indicator mineral chemistry from the Rainier samples reveals "minor overall sampling of high grains with compositions typical of diamondiferous kimberlites." In addition, each of the two samples, weighing 4.92 and 4.36 kilograms, contained a +0.105mm microdiamond.. Microdiamonds were not returned from previous larger samples.

The report for the Shasta kimberlite states: "Geothermobarometry estimates (temperature and pressure) support sampling of mantle within the diamond stability field."

Because kimberlites tend to occur in clusters and fields -- and these known kimberlites have tapped the diamond stability field -- these results bode well for the remaining targets on the Seahorse claims.

dlw 10/19

Airborne Geophysical Surveys

Using the preliminary data received from the Fugro geophysical surveys, a total of 33 new targets on the Seahorse and Courageous claims are being evaluated. Several have good kimberlite indicator mineral support from previous sampling, and new sampling has now been completed on a number of the promising targets after ground checking.

Kimberlite Indicator Mineral Sampling

Samples have been taken in selected areas on the 100%-owned Doyle claims, the Courageous, Seahorse, Starfish and Zip claims.

Compilation of the results from the exploration work will help to prioritize the large number of good quality drill targets for the coming winter drill season.

Further details and results from summer activities are being compiled for inclusion in GGL's quarterly financial statement for the period ended August 31, 2004, which will be published later this month.

Board of Directors

R. Timothe Huot of Montreal has resigned as a director of the Company for business reasons unrelated to GGL's operations. I wish to thank Tim for his time and input on behalf of the Company.

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.